14005039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/27/14

January 28, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-28-14

Rick Hansen
Chevron Corporation
rhansen@chevron.com

Re: Chevron Corporation

Dear Mr. Hansen:

This is in regard to your letter dated January 27, 2014 concerning the shareholder proposal submitted by the Christopher Reynolds Foundation and Zevin Asset Management, LLC on behalf of Carol A. Reisen for inclusion in Chevron's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Chevron therefore withdraws its January 20, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Raymond A. Be
Special Counsel

cc: Stephen Viederman
The Christopher Reynolds Foundation

*** FISMA & OMB Memorandum M-07-16 ***

Chevron

Rick Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Rd., T3
San Ramon, CA 94583
Tel 925 842 2778
Fax 925 842 2846
rhansen@chevron.com

January 27, 2014

Via E-mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Chevron Corporation
Stockholder Proposal of Christopher Reynolds Foundation and Zevin Asset Management, LLC on Behalf of Carol A. Reisen
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 20, 2014, we requested that the staff of the Division of Corporation Finance concur that Chevron Corporation (the "Company") could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statements in support thereof submitted by the Christopher Reynolds Foundation and Zevin Asset Management, LLC on behalf of Carol A. Reisen (together, the "Proponents").

Enclosed as Exhibit A is a letter from a representative of the Christopher Reynolds Foundation, dated January 25, 2014, withdrawing the Proposal on behalf of the Proponents. In reliance on this letter, we hereby withdraw the January 20, 2014 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (925) 842-2778 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Enclosure

cc: Stephen Viederman, Christopher Reynolds Foundation
Timothy Smith, Walden Asset Management
Sonia Kowal, Zevin Asset Management, LLC

EXHIBIT A

The Christopher Reynolds Foundation
Correspondence to:
Stephen Viederman

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2014

Ms. Lydia Beebe
Corporate Secretary
Chevron Corporation
6001 Bollingen Canyon Road
San Ramon, CA 94583

Dear Ms. Beebe:

I write in response to the January 20, 2014 letter to the Securities and Exchange Commission ("SEC") from Rick Hansen. This letter challenged the shareholder resolution led by the Christopher Reynolds Foundation and co-filed by Zevin Asset Management.

This thoughtful letter raises two major arguments against the resolution, the second of which is that it substantially conflicts with a shareholder resolution on lobbying. Having studied the two resolutions and the No Action Letter, we agree there is meaningful overlap.

Thus the Christopher Reynolds Foundation and Zevin Asset Management are withdrawing the resolution in question.

In light of the urgency of the global climate crisis and the importance of the United States developing forward looking policy and regulations, we want to make some additional comments about the issues raised in the letter.

The first is a process question.

The filing letter from the Christopher Reynolds Foundation as well as letters from Walden Asset Management stated quite clearly that we sought dialogue with the company about these issues.

In addition, Walden Asset Management, a long-time investor in Chevron for clients, wrote a letter in September dealing with GHG and renewable goals as well as public policy advocacy on climate. We are surprised that four months later Walden has not had a reply even though there were discussions about the issues raised at a dialogue hosted by UUA.

We find it hard to understand why on some issues Chevron appears to be open about talking with shareowners while on other issues such as those presented in our resolution there is silence from management. We would ask how a group of investors can get management's attention and engage in dialogue on new climate related issues that are so important to growing numbers of investors.

At Reynolds and Walden we always seek dialog. But at Chevron we feel that such an engagement is hard to achieve. As Churchill once said, 'jaw-jaw is better than war-war.'

We appreciate the fact that Silvia Garrigo has helped open the door to some shareowner conversation. That said, we believe investor engagement on Chevron's public policy advocacy on climate deserves much and deeper attention.

We sincerely seek a meaningful dialogue with the company on these issues and will continue to seek ways to stimulate the management to respond.

Sincerely yours,

Stephen Viederman
Chair
Finance Committee

Cc: Mr. John S. Watson, CEO, Chevron Corporation
Securities and Exchange Commission, Corporate Finance Division
Ms. Silvia Garrigo, Chevron

Mr. Rick Hansen, Assistant Corporate Secretary, Chevron Corp.
Timothy Smith, SVP, Walden Asset Management
Sonia Kowal, Zevin Asset Management
Andrea Panaritis, Christopher Reynolds Foundation

From: Sonia Kowal [mailto:sonia@zevin.com]
Sent: Monday, January 27, 2014 1:20 PM
To: HANSEN, RICK E
Cc: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Chrisopher Reynolds Foundatiom Withdrawing resolution

Rick,
I can confirm that the Christopher Reynolds Foundation does indeed have the authority to act on Zevin's behalf to withdraw the proposal. I would also like to echo the point in the letter about the need to dialogue on this topic.
Sonia

From: HANSEN, RICK E [mailto:RHANSEN@chevron.com]
Sent: Monday, January 27, 2014 3:54 PM
To: Sonia Kowal
Cc: *** FISMA & OMB Memorandum M-07-16 ***
Subject: FW: Chrisopher Reynolds Foundatiom Withdrawing resolution

Sonia,

As a co-filer to this resolution, we would appreciate it if you could confirm that the Christopher Reynolds Foundation has the authority to act on behalf of Zevin Asset Management to withdraw this proposal. Thanks.

Rick E. Hansen
Assistant Secretary and Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Rd., T3184
San Ramon, CA 94583
Tel: 925-842-2778
Fax: 925-842-2846
Cell: 925-549-1559
Email: rhansen@chevron.com

This message may contain privileged or confidential information. If you have received this message in error, please delete it without reading and notify me by reply e-mail. Thank you.

Please consider the environment before printing this e-mail

From: Steve Viederman *** FISMA & OMB Memorandum M-07-16 ***
Sent: Saturday, January 25, 2014 4:16 AM
To: Beebe, Lydia (Lydia.Beebe)
Cc: HANSEN, RICK E; Garrigo, Silvia (SGarrigo); John Watson; Tim Smith; Sonia Kowal; Andrea Panaritis
Subject: Chrisopher Reynolds Foundatiom Withdrawing resolution

Dear Lydia, The letter attached, withdraws our resolution. We are saddened that Chevron at no point this year reached out to have a dialog with us.

Steve

Stephen Viederman

*** FISMA & OMB Memorandum M-07-16 ***

Chevron

Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3184
San Ramon, CA 94583
925-842-2778
rhansen@chevron.com

January 20, 2014

VIA E-MAIL (shareholderproposals@sec.gov)
VIA EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of Christopher Reynolds Foundation and Zevin Asset Management, LLC on Behalf of Carol A. Reisen
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the Christopher Reynolds Foundation and Zevin Asset Management, LLC on behalf of Carol A. Reisen (together, the "Proponents").

Pursuant to Rule 14a-8(j), we:

- have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- are sending copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved**: Shareholders request that independent Board members commission a comprehensive review of Chevron's positions, oversight and processes related to public policy advocacy on energy policy and climate change. This would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September 2014 a report describing the completed review.

In addition, the supporting statement specifies that the review should include "Board oversight of our company's public policy advocacy on climate." Further, the Proposal's Whereas recitals note that "political spending and lobbying on energy policy, including through third parties, are increasingly scrutinized" and that "investors question company public policy advocacy through the U.S. Chamber of Commerce, which often obstructs progress on climate-related legislation." A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; and
- Rule 14a-8(i)(11) because the Proposal substantially duplicates another stockholder proposal previously submitted to the Company that the Company intends to include in its 2014 Proxy Materials.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Related To The Company's Ordinary Business Operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations—in particular, lobbying activities that relate to the Company's products.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal that relates to its "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and it identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Staff consistently has concurred that stockholder proposals directed at lobbying activities related to a company's products are excludable pursuant to Rule 14a-8(i)(7). For example, in *General Motors Corp.* (avail. Mar. 17, 1993), a proposal requested that the company cease all lobbying and other efforts to oppose legislation that would increase automobile fuel economy standards. In its no-action request, the company, an automobile manufacturer, noted that automobile fuel economy standards affected its "financial planning, research and development, vehicle design, choice of materials and fabrication methods, and marketing." In concurring in the exclusion of the proposal under the predecessor to Rule 14a-8(i)(7), the Staff noted that "the proposal appears to be directed toward the [c]ompany's lobbying activities concerning its products." *See also Bristol-Myers Squibb Co. (AFL-CIO Reserve Fund)* (avail. Feb. 17, 2009) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on the company's lobbying activities and expenses relating to Medicare Prescription Drug Plans (Part D) because the proposal "relat[es] to [the company's] ordinary business operations (i.e., lobbying activities concerning its products)"); *Abbott Laboratories* (avail. Feb. 11, 2009) (the same); *Philip Morris Cos. Inc.* (avail. Feb. 22, 1990) (concurring in the exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company report on its lobbying activities and expenditures to influence legislation regarding cigarette advertising, smoking in public places and exploiting foreign markets because the proposal "appears to be directed toward the [c]ompany's lobbying activities concerning its products").

Like the proposals in *General Motors*, *Bristol-Myers Squibb*, *Abbott Laboratories* and *Philip Morris*, the Proposal focuses on lobbying activities related to the Company's products. Specifically, the Proposal requests the independent members of the Company's Board of Directors to "commission a comprehensive review of Chevron's positions, oversight and processes related to public policy advocacy on energy policy and climate change[, which] would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations." The Company is one of the world's leading integrated energy companies, and its business operations focus on the exploration, production, refinement and distribution of natural resources and associated products to meet energy demands. International agreements and national or regional regulations to address climate change and limit greenhouse gas emissions are currently in various stages of discussion or implementation. These and other such laws, policies and regulations could result in substantial capital, compliance, operating and maintenance costs for the Company and could affect the costs of and markets for the Company's products. Therefore, energy policy and climate change are directly related to the Company's products, and decisions by the Company "related to public policy advocacy on energy policy and climate change" are ordinary business matters. Just as the *General Motors* proposal requesting that an automobile manufacturer stop lobbying against fuel economy standards was excludable under Rule 14a-8(i)(7) because the proposal would affect how the company produced and marketed its automobiles, the Proposal's focus on the Company's lobbying with respect to energy policy and climate change relates to the Company's ordinary business operations because it would affect how the Company produces and markets its energy products.

We recognize that the Staff has not concurred with the exclusion of stockholder proposals that addressed a company's lobbying activities generally, as opposed to a company's lobbying activities that relate to the company's products.[1] For example, in *Devon Energy Corp.* (avail. Mar. 27, 2012), the stockholder proposal requested a report on the policies, procedures, and expenditures regarding direct and indirect lobbying and grassroots lobbying at federal, state, and local levels. According to the Staff, this proposal was not excludable because it focused on the company's "general political activities." *See also Archer-Daniels-Midland Co.* (avail. Aug. 18, 2010) (declining to concur in the exclusion under Rule 14a-8(i)(7) of a proposal requesting a policy prohibiting the use of corporate funds for any political election or campaign purposes because it focused primarily on the company's general political activities). The Proposal is distinguishable from the proposal in *Devon Energy* because that proposal sought a report on the company's lobbying efforts generally, whereas the Proposal focuses specifically on the Company's lobbying efforts "related to public policy advocacy on energy policy and climate change," which, as discussed above, have a direct effect on the Company's products.

---

[1] An analogous position is reflected in numerous no-action letters addressing proposals on corporate charitable giving. In that context, the Staff has recognized a distinction under Rule 14a-8(i)(7) between stockholder proposals that address a company's general policies toward charitable giving, which the Staff has concluded are not excludable, and proposals that focus on charitable giving to particular types of organizations, which the Staff has concluded are excludable. *Compare Wyeth* (avail. Jan. 23, 2004) (declining to concur in the exclusion of a proposal asking the company to refrain from making charitable contributions where the supporting statement did not focus on giving to a particular type of charitable organization) *to PG&E Corp.* (avail. Feb. 23, 2011) (concurring with the exclusion of a proposal requesting that the company "remain neutral in any activity relating to the definition of marriage" because it related to contributions to specific types of organizations).

Although the Staff has found that certain proposals related to global warming and climate change focused on significant policy issues that transcended a company's ordinary business operations, the Staff consistently has concurred with the exclusion under Rule 14a-8(i)(7) of stockholder proposals regarding a company's *lobbying activities and expenditures* on significant policy issues such as global warming and climate change. For example, in *Duke Energy Corp.* (avail. Feb. 24, 2012), a proposal requested that the board of directors "prepare a report disclosing the [c]ompany's global warming-related lobbying activities." In its no-action request, the company, a gas and electricity provider, noted that it lobbies on global warming-related initiatives because they relate to the means by which the company generates power for its customers. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), stating that "the proposal and supporting statement, when read together, focus primarily on Duke Energy's specific lobbying activities that relate to the operation of Duke Energy's business." Similarly, in *PepsiCo, Inc.* (avail. Mar. 3, 2011), a proposal requested that the board of directors report on the company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. In its no-action request, the company noted that the proposal's supporting statement focused exclusively on the company's support of Cap and Trade climate change legislation and its membership in the U.S. Climate Action Partnership, and argued that climate change legislation affects the company's ordinary business operations. In concurring in the exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that "the proposal and supporting statement, when read together, focus primarily on PepsiCo's specific lobbying activities that relate to the operation of PepsiCo's business." *See also General Motors Corp.* (avail. Apr. 7, 2006) (concurring in the exclusion of a proposal requesting that the company lobby for improved automobile fuel economy standards and a non-oil based transportation system); *Philip Morris Cos. Inc.* (avail. Feb. 22, 1990) (concurring in the exclusion of a proposal requesting that the company report on its activities and expenditures to influence legislation regarding cigarette advertising, smoking in public places and exploiting foreign markets, even though the Staff previously had indicated that tobacco-related proposals raise significant policy issues).

As with the proposals in *Duke Energy* and *PepsiCo*, the Proposal, its supporting statement and its Whereas recitals focus on the Company's lobbying activities and expenditures related to energy policy and climate change. The Proposal requests a report on the Company's "positions, oversight and processes related to public policy advocacy on energy policy and climate change" to "include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations." The Proposal's supporting statement further recommends that the report disclose, among other things, "[w]hether our current company positions on climate legislation and regulation are consistent with the [greenhouse gas emission] reductions deemed necessary by the [Intergovernmental Panel on Climate Change]," "Board oversight of our company's public policy advocacy on climate [*sic*]" and "[d]irect and indirect expenditures (including dues and special payments) for issue ads designed to influence elections, ballot initiatives or legislation related to climate change." Similarly, the Proposal's Whereas recitals state that "oil, gas and electric utilities spent more than $300 million on lobbying" relating to 2009 climate change legislation and that "[c]onsequently, company political spending and lobbying on energy policy . . . are increasingly scrutinized." The Proposal's Whereas recitals give as an example "company public policy advocacy through the U.S. Chamber of Commerce, which often obstructs progress on climate-related legislation." Thus, consistent with the precedent discussed above, the Proposal does not raise a significant policy issue appropriate for stockholder vote because it focuses on the Company's *lobbying activities and expenditures* related to energy policy and climate change.

Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) because it targets the Company's lobbying activities regarding energy policy and climate change, which are matters of ordinary business for the Company as an integrated energy company.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its 2014 Proxy Materials.

The Proposal may be excluded under Rule 14a-8(i)(11) because it is substantially subsumed by, and is therefore substantially duplicative of, another proposal that was previously submitted to the Company, which the Company intends to include in its 2014 Proxy Materials. Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). When two substantially duplicative proposals are received by a company, the Staff has indicated that the company may exclude the latter proposal, assuming that the company includes the earlier proposal in its proxy materials. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *see also Pacific Gas and Electric Co.* (avail. Jan. 6, 1994).

On November 5, 2013, before the December 6, 2013 date upon which the Company received the Proposal, the Company received a proposal from the American Federation of State, County & Municipal Employees ("AFSCME") Employees Pension Plan and several co-filers (the "AFSCME Proposal"). *See* Exhibits A and B. The Company intends to include the AFSCME Proposal in its 2014 Proxy Materials. The AFSCME Proposal states:

> **Resolved,** the stockholders of Chevron Corp. ("Chevron") request that the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Chevron used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Chevron's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Chevron is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Chevron's website.

The standard that the Staff traditionally has applied for determining whether stockholder proposals are substantially duplicative under Rule 14a-8(i)(11) is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g., Union Pacific Corp.* (avail. Feb. 1, 2012, recon. denied Mar. 30, 2012) (concurring that a proposal requesting a report on political contributions and expenditures could be excluded under Rule 14a-8(i)(11) as substantially duplicative of a proposal requesting a report on lobbying and grassroots lobbying); *Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's internal controls related to loan modifications, foreclosures and securitizations could be excluded under Rule 14a-8(i)(11) as substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report "on the environmental damage that would result from the Company's expanding oil sands operations in the Canadian boreal forest" could be excluded under Rule 14a-8(i)(11) as substantially duplicative of a proposal to adopt and report on goals "for reducing total greenhouse gas emissions from the Company's products and operations"); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family stockholder conflicts of interest with non-family stockholders could be excluded under Rule 14a-8(i)(11) as substantially duplicative of a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

The Staff has found proposals to have the same principal thrust when one proposal would subsume the other one. For example, in *Abbott Laboratories* (avail. Feb. 4, 2004), the Staff concurred that a proposal limiting all forms of compensation to executives could be excluded under Rule 14a-8(i)(11) as substantially duplicative of a proposal limiting grants of future stock options to executives. *See also Bank of America Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion under Rule 14a-8(i)(11) of a proposal requesting the adoption of a 75% hold-to-retirement policy as substantially duplicative of another proposal that included such a policy as one of many requests); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (permitting the exclusion under Rule 14a-8(i)(11) of a proposal requesting a report on gender equality in employment at Wal-Mart because the proposal substantially duplicated another proposal requesting a report on affirmative action policies and programs addressing both gender and race).

In keeping with this precedent, the Staff has concurred that two proposals were substantially duplicative in other situations when one proposal did not entirely subsume the other. For example, in *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009), the Staff concurred that a proposal that the Company prepare a report on the "environmental damage" resulting from "expanding oil sands operations in the Canadian boreal forest," and which noted that such operations were the "fastest growing source of Canada's greenhouse gas emissions," (the "Boreal Forest Proposal") could be excluded under Rule 14a-8(i)(11) as substantially duplicative of a proposal that the Company "publicly adopt quantitative, long-term goals . . . for reducing total greenhouse gas emissions" and report to stockholders its plans to achieve such goals (the "Greenhouse Proposal"). Although the proponent argued that the Boreal Forest Proposal would cover numerous environmental issues other than greenhouse gasses, the Staff agreed with the Company that the principal focus of the Boreal Forest Proposal was the greenhouse gases produced by the Company's operations in a specific region, and that this concern was substantially duplicative of the Greenhouse Proposal's focus on greenhouse gas emissions worldwide. Similarly, the slight differences in terms and scope between the Proposal and the AFSCME Proposal do not alter the fact that the Proposal's focus on the Company's lobbying activities concerning energy policy and climate change is subsumed by the AFSCME Proposal's focus on all lobbying activities.

As discussed below, the Proposal is almost entirely subsumed by the AFSCME Proposal:

- The Proposal asks the Company to disclose "Chevron's positions, oversight and processes related to public policy advocacy on energy policy and climate change," and the supporting statement also recommends disclosure of "Board oversight of our company's public policy advocacy on climate [*sic*]." Positions, oversight and processes relating to lobbying in this area are a subset of the "Company policy and procedures governing lobbying" and of "management's and the Board's decision making process and oversight for making" lobbying-related payments that the AFSCME Proposal requests the Company to disclose.

- The Proposal specifies that the requested report should cover the Company's "political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations." Likewise, the report requested by the AFSCME Proposal would cover "both direct and indirect" lobbying, with "indirect lobbying" defined as "lobbying engaged in by a trade association or other organization of which Chevron is a member," as well as "payments by Chevron used for . . . direct or indirect lobbying."

The fact that the Proposal is substantially subsumed by the AFSCME Proposal is further evidenced by the language of their Whereas recitals and supporting statements:

- Both the Proposal and the AFSCME Proposal express concern that the Company's lobbying activities may be inconsistent with specified goals, either external or internal to the Company. For example, the Proposal recommends disclosure of "[w]hether our current company positions on climate legislation and regulation are consistent with the [greenhouse gas emissions] reductions deemed necessary by the [Intergovernmental Panel on Climate Change]." Similarly, the AFSCME Proposal states that stockholders "have a strong interest in full disclosure of our company's lobbying to evaluate whether . . . it is consistent with our company's expressed goals" and that "corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value."

- Both the Proposal and the AFSCME Proposal are motivated, at least in part, by a desire for greater transparency regarding the Company's membership in and payments to trade associations like the U.S. Chamber of Commerce. The Proposal notes that "company political spending[2] and lobbying on energy

[2] To the extent that the reference to "political spending" in the Proposal's supporting statement also is intended to include Company political contributions (which are not otherwise mentioned in the Proposal), the Staff has concurred that political contributions proposals and lobbying proposals are substantially duplicative under Rule 14a-8(i)(11). *See, e.g., WellPoint, Inc.* (avail. Feb. 20, 2013); *JPMorgan Chase & Co.* (avail. Feb. 24, 2012); *WellPoint, Inc. (AFL-CIO Reserve Fund)* (avail. Feb. 24, 2012); *Johnson & Johnson* (avail. Feb. 23, 2012); *Union Pacific Corp.* (avail. Feb. 1, 2012, *recon. denied* Mar. 30, 2012). The Staff also has denied no-action relief in this context where the proposals at issue were drafted in a manner that specifically avoided overlap. *See CVS*

(Cont'd on next page)

policy, including through third parties, are increasingly scrutinized" and states, "[f]or example, investors question company public policy advocacy through the U.S. Chamber of Commerce." Similarly, the AFSCME Proposal states that "[i]n 2012, Chevron made a $1 million political contribution to the Chamber of Commerce, which is characterized as 'by far the most muscular business lobby group in Washington,'" and notes that "Chevron does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying."

- Both the Proposal and the AFSCME Proposal target the Company's lobbying activities at the federal level and both refer to direct lobbying expenditures by the Company and other companies in the same industry. For example, the AFSCME Proposal states that "Chevron spent more than $19 million in 2011 and 2012 on direct federal lobbying activities." Similarly, the Proposal states that "in 2009, when Congress debated comprehensive climate change legislation, oil, gas and electric utilities spent more than $300 million on lobbying." Thus, the lobbying efforts targeted by the Proposal are expressly covered by the AFSCME Proposal's request that the Company disclose its lobbying efforts at the "federal level[]."

Finally, stockholders would have to consider substantially the same matters if asked to vote on both the Proposal and the AFSCME Proposal. Because the Proposal is substantially subsumed by the AFSCME Proposal, which requires disclosure of the Company's lobbying policies, activities and expenditures, stockholders would be required to consider the same issues if forced to vote on both proposals. This would result from both proposals' focus on requiring greater transparency with respect to the Company's lobbying activities and concerns about the Company's indirect lobbying activities through memberships in and payments to trade associations and other organizations. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), if the Company includes the AFSCME Proposal in its 2014 Proxy Materials, the Company believes that the Proposal may be excluded as substantially duplicative of the AFSCME Proposal.

(Cont'd from previous page)

Caremark Corp. (avail. Mar. 15, 2013). Neither the Proposal nor the AFSCME Proposal is drafted in such a manner, and there is considerable overlap between their Resolved clauses, Whereas recitals and supporting statements, as discussed above.

Accordingly, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Proposal may be excluded as substantially duplicative of the earlier-received AFSCME Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2778 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Rick E. Hansen

Enclosures

cc: Stephen Viederman, Christopher Reynolds Foundation
Timothy Smith, Walden Asset Management
Sonia Kowal, Zevin Asset Management, LLC

EXHIBIT A

The Christopher Reynolds Foundation
Correspondence to:
Stephen Viederman

*** FISMA & OMB Memorandum M-07-16 ***

December 5, 2013

Ms. Lydia Beebe
Corporate Secretary
Chevron Corporation
6001 Bollingen Canyon Road
San Ramon, CA 94583

Dear Ms. Beebe:

The Christopher Reynolds Foundation is filing the enclosed shareholder proposal as the primary filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are the beneficial owner of at least $2,000 worth of Chevron Corporation stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934 and have continuously held over $2,000 of Chevron Corporation stock over the last 12 months. We intend to maintain ownership of the required number of shares through the date of the next annual meeting. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participant, upon request.

The resolution will be presented in accordance with the SEC rules by us or by our proxy.

The Reynolds Foundation is the holder of 50 shares of Chevron Corporation stock.

Please copy correspondence both to me and Timothy Smith (tsmith@bostontrust.com) at Walden Asset Management, our investment manager.

Sincerely yours,

Stephen Viederman
Finance Committee

Cc. Andrea Panaritis, Executive Director <panaritis@creynolds.org>

CHEVRON - REVIEW PUBLIC POLICY ADVOCACY ON ENERGY POLICY AND CLIMATE CHANGE

Whereas: The Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, in their 2013 report confirm warming of the climate is unequivocal and human influence is the dominant cause. Recent extreme weather events have caused significant loss of life and billions of dollars of damage. Many investors are deeply concerned about existing and future effects of climate change on society and business.

The IPCC estimates that a 50% reduction in greenhouse gas emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, entailing a U.S. target reduction of 80%.

Urgent action is needed to achieve the required emissions reduction. We believe the U.S. Congress, Administration as well as States and cities, must enact and enforce strong legislation and regulations to mitigate and adapt to climate change, reduce our use of fossil fuels and move us to a renewable energy future.

Accordingly, we believe companies in the energy sector should review and update their public policy positions related to climate change.

The public perception is that business often opposes laws and regulations addressing climate change or renewable energy. For example, in 2009, when Congress debated comprehensive climate change legislation, oil, gas and electric utilities spent more than $300 million on lobbying. (Opensecrets.org)

Consequently, company political spending and lobbying on energy policy, including through third parties, are increasingly scrutinized. For example, investors question company public policy advocacy through the U.S. Chamber of Commerce, which often obstructs progress on climate-related legislation.

Investors have asked hundreds of companies to disclose their political spending and lobbying policies and over 125 S&P 500 companies now make such disclosures.

Over 500 forward looking businesses such as General Motors, Microsoft, Nike and Unilever, signed the Climate Declaration that supports the need for legislation and states, "Tackling Climate Change is one of America's greatest economic opportunities of the 21st Century."

Resolved: Shareholders request that independent Board members commission a comprehensive review of Chevron's positions, oversight and processes related to public policy advocacy on energy policy and climate change. This would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September, 2014 a report describing the completed review.

Supporting Statement:

We recommend that this review include:

- Whether our current company positions on climate legislation and regulation are consistent with the reductions deemed necessary by the IPCC;
- Board oversight of our company's public policy advocacy on climate;
- Direct and indirect expenditures (including dues and special payments) for issue ads designed to influence elections, ballot initiatives or legislation related to climate change;
- Engagements with climate scientists and other stakeholders involved in climate policy discussions;
- Proposed actions to be taken as a result of the review.

Wealth Management
14850 North Scottsdale Road
6th Floor
Scottsdale, AZ 85254
tel 480 922 7800
fax 480 922 7878
toll free 800 347 5107

Morgan Stanley

December 5, 2013

Ms. Lydia Beebe
Corporate Secretary
Chevron Corporation
6001 Bollingen Canyon Road
San Ramon, CA 94583

Dear Ms. Beebe,

Morgan Stanley acts as the custodian for the Christopher Reynolds Foundation.

We are writing to verify that as of this date the Christopher Reynolds Foundation currently owns 50 shares of Chevron Corporation common stock. We confirm that the Christopher Reynolds Foundation has beneficial ownership of at least $2000 in market value of the voting securities of the Chevron Corporation and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8 (a) (1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2000 in market value through the next annual meeting of Chevron Corporation.

Sincerely,

Susan A. Cook
Associate Vice President

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 9, 2013

Ms. Lydia Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Shareholder Proposal for 2014 Annual Meeting

Dear Ms. Beebe:

Enclosed please find our letter co-filing the climate public policy review proposal to be included in the proxy statement of Chevron (the "Company") for its 2014 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are filing on behalf of one of our clients, Carol A. Reisen (the Proponent), who has continuously held, for at least one year of the date hereof, 150 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2014 annual meeting of stockholders.

Zevin Asset Management is a co- filer for this proposal, the lead filer being the Christopher Reynolds Foundation. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,

Sonia Kowal

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC

CHEVRON - REVIEW PUBLIC POLICY ADVOCACY ON ENERGY POLICY AND CLIMATE CHANGE

Whereas: The Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, in their 2013 report confirm warming of the climate is unequivocal and human influence is the dominant cause. Recent extreme weather events have caused significant loss of life and billions of dollars of damage. Many investors are deeply concerned about existing and future effects of climate change on society and business.

The IPCC estimates that a 50% reduction in greenhouse gas emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, entailing a U.S. target reduction of 80%.

Urgent action is needed to achieve the required emissions reduction. We believe the U.S. Congress, Administration as well as States and cities, must enact and enforce strong legislation and regulations to mitigate and adapt to climate change, reduce our use of fossil fuels and move us to a renewable energy future.

Accordingly, we believe companies in the energy sector should review and update their public policy positions related to climate change.

The public perception is that business often opposes laws and regulations addressing climate change or renewable energy. For example, in 2009, when Congress debated comprehensive climate change legislation, oil, gas and electric utilities spent more than $300 million on lobbying. (Opensecrets.org)

Consequently, company political spending and lobbying on energy policy, including through third parties, are increasingly scrutinized. For example, investors question company public policy advocacy through the U.S. Chamber of Commerce, which often obstructs progress on climate-related legislation.

Investors have asked hundreds of companies to disclose their political spending and lobbying policies and over 125 S&P 500 companies now make such disclosures.

Over 500 forward looking businesses such as General Motors, Microsoft, Nike and Unilever, signed the Climate Declaration that supports the need for legislation and states, "Tackling Climate Change is one of America's greatest economic opportunities of the 21st Century."

Resolved: Shareholders request that independent Board members commission a comprehensive review of Chevron's positions, oversight and processes related to public policy advocacy on energy policy and climate change. This would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September, 2014 a report describing the completed review.

Supporting Statement:

We recommend that this review include:

- Whether our current company positions on climate legislation and regulation are consistent with the reductions deemed necessary by the IPCC;
- Board oversight of our company's public policy advocacy on climate;
- Direct and indirect expenditures (including dues and special payments) for issue ads designed to influence elections, ballot initiatives or legislation related to climate change;
- Engagements with climate scientists and other stakeholders involved in climate policy discussions;
- Proposed actions to be taken as a result of the review.

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 9, 2013

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services custodial proof of ownership statement of Chevron from Carol A. Reisen. Zevin Asset Management, LLC is the investment advisor to Carol A. Reisen and co-filed a share holder resolution on Carol A. Reisen's behalf.

This letter serves as confirmation that Carol A. Reisen is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 9, 2013

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 150 shares of common stock in Chevron (CVX) owned by Carol Reisen.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of CVX and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that Carol Reisen is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to Carol Reisen and is planning to co-file a share holder resolution on Carol Reisen's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton

Chevron

Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road, T3184
San Ramon, CA 94583
925-842-2778
rhansen@chevron.com

VIA EMAIL (sonia@zevin.com)

December 13, 2013

Ms. Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108

Re: Shareholder Proposal Submitted on Behalf of Carol A. Reisen

Dear Ms. Kowal,

On December 12, 2013, we received your letter, postmarked December 9, 2013, on behalf of Ms. Carol A. Reisen, submitting a shareholder proposal for inclusion in Chevron's proxy statement and proxy for its 2014 annual meeting of shareholders. We understand that Ms. Reisen wishes to co-file the same proposal previously submitted to us by The Christopher Reynolds Foundation and that The Christopher Reynolds Foundation will act as the lead filer on this proposal.

By way of rules adopted pursuant to the Securities Exchange Act of 1934 ("Exchange Act"), the U.S. Securities and Exchange Commission ("SEC") has prescribed certain procedural and eligibility requirements for the submission of proposals. I write to provide notice of certain defects in your submission, as detailed below, and ask that you provide to us documents sufficient to remedy these defects.

First, your letter did not include any documentation demonstrating that Ms. Reisen has granted Zevin Asset Management ("Zevin") sufficient authority to submit the proposal on her behalf. I acknowledge that your letter indicated that Zevin "has complete discretion over [Ms. Reisen's] shareholding account at UBS Financial Services Inc., which means that we have complete discretion to buy or sell investments in [Ms. Reisen's] portfolio." What your letter did not say, however, is whether this discretion extends to the submission of shareholder proposals. In addition, to the extent you intended this statement to cover the submission of shareholder proposals, it is nonetheless insufficient because Ms. Reisen presumably has the ability to override Zevin's discretion.

In order for the proposal to be properly submitted by Ms. Reisen, Zevin must provide a copy of Zevin's authorization from Ms. Reisen to submit the proposal as Ms. Reisen's qualified representative. Absent such documentation, it would appear that the proposal is being submitted by Zevin, in which case Zevin must provide proof of its own ownership of at least $2,000, or 1%, of Chevron's shares entitled to vote on the proposal for at least the one-year period preceding and including the date the proposal was submitted (December 9, 2013), as required by Exchange

Act Rule 14a-8(b)(2). To remedy this defect, please provide to us documentation demonstrating that Ms. Reisen has granted Zevin authority to submit the proposal on her behalf.

Second, Ms. Reisen has not provided a written statement that she intends to continue to hold the requisite number of Chevron shares through the date of Chevron's 2014 annual meeting of shareholders. Pursuant to Exchange Act Rule 14a-8(b)(2), when submitting a shareholder proposal for inclusion in a company's proxy statement a shareholder must provide a "written statement that [the shareholder] intend[s] to continue to hold the securities through the date of the meeting of shareholders" regardless of whether the shareholder or another party is providing proof of the shareholder's share ownership.

Although your letter purports to provide such a statement, the statement is insufficient because you have not provided evidence of Zevin's authority to make such a statement on Ms. Reisen's behalf. In addition, to the extent your statement is based upon Zevin's discretion over Ms. Reisen's account, it is nonetheless insufficient because Ms. Reisen presumably has the ability to override Zevin's discretion. To remedy this defect, either (1) Ms. Reisen must submit a written statement that she intends to continue holding the requisite number of Chevron shares through the date of Chevron's 2014 annual meeting of shareholders; or (2) Zevin must provide documentation that it is authorized to make such a statement on Ms. Reisen's behalf.

I appreciate your attention to these matters. Your response may be sent to my attention by U.S. Postal Service or overnight delivery at the address above or by email (rhansen@chevron.com). Pursuant to Exchange Act Rule 14a-8(f), your response must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter.

A copy of Exchange Act Rule 14a-8 is enclosed for your convenience.

Sincerely yours,

Enclosures

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

For the record, I would like to state that I am pleased with the engagement practices of Zevin Asset Management, including proxy voting, company dialogues, and the filing of shareholder resolutions on behalf of shares held by Carol A. Reisen. It is important to me as a client that this takes place.

I intend to hold the Company's shares in question through the date of the Company's annual stockholders' meeting.

Sincerely,

Carol A. Reisen

EXHIBIT B

AFSCME
We Make America Happen

American Federation of State, County & Municipal Employees
Capital Strategies
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: November 5, 2013

To: Lydia I. Beebe, Chief Governance Officer and Corporate Secretary, Chevron Corporation
(925) 842-2846

From: John Keenan

Number of Pages to Follow: 4

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 5, 2013

<u>VIA OVERNIGHT MAIL and FAX (925) 842-2846</u>
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
Attention: Lydia I. Beebe, Chief Governance Officer and Corporate Secretary

Dear Ms. Beebe:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2013 proxy statement of Chevron Corporation (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 10,696 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and, therefore, have a strong interest in full disclosure of our company's lobbying to evaluate whether our it is consistent with our company's expressed goals and in the best interests of stockholders and long-term value;

Resolved, the stockholders of Chevron Corp. ("Chevron") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Chevron used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Chevron's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Chevron is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Chevron's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation. Chevron is listed as a member of American Petroleum Institute, which spent more than $7 million lobbying in 2012. In 2012, Chevron made a $1 million political contribution to the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012) and has spent over $1 billion on lobbying since 1998. Chevron does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying.

Chevron spent more than $19 million in 2011 and 2012 on direct federal lobbying activities (opensecrets.org). This figure does not include Chevron's lobbying expenditures to influence legislation in states. Chevron does not disclose its membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as the American Legislative Exchange Council (ALEC) ("Corporations' ties to voter ID laws," *San Francisco Chronicle*, August 26, 2012). At least 50 companies have publicly left ALEC because their business objectives and values did not align with ALEC's activities, including Entergy and EnergySolutions.

We urge stockholders to vote for this proposal.

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 5, 2013

VIA OVERNIGHT MAIL and FAX (925) 842-2846
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
Attention: Lydia I. Beebe, Chief Governance Officer and Corporate Secretary

Dear Ms. Beebe:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

STATE STREET.

Kevin Yakimowsky

Assistant Vice President
Specialized Trust Services
STATE STREET BANK
3200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 [illegible] 7712
facsimile +1 617 769 6695

www.statestreet.com

November 5, 2013

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for CHEVRON (cusip 166764100)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **10,696 shares of Chevron** common stock held for the benefit of the American Federation of State, County and Municipal Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of Chevron stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

THE NEEDMOR FUND

November 7, 2013

Ms. Lydia I. Beebe
Corporate Secretary
Chevron Corporation
6001 Bollingen Canyon Road
San Ramon, CA 94583

Dear Ms. Beebe:

The Needmor Fund holds 100 shares of Chevron stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value. Thus we are strong supporters of broader disclosure of Chevron's lobbying activities.

Therefore, we are co-filing the enclosed shareholder proposal with AFSCME as the primary filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner of these shares as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and intend to maintain ownership of the required number of over $2,000 worth of shares, through the date of the next annual meeting. We have been a shareholder of more than $2,000 in market value of Chevron stock for more than one year. We will be glad to provide proof of ownership from our custodian, a DTC participant, upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor. We hereby deputize AFSCME to act on our behalf in withdrawing this resolution.

Sincerely,

Daniel Stranahan / RPhy

Daniel Stranahan
Chair – Finance Committee

Encl. Resolution Text

CC: Timothy Smith, Walden Asset Management

The Needmor Fund
c/o Daniel Stranahan
1737 N. Paulina Avenue, Unit 205
Chicago, IL 60622

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and, therefore, have a strong interest in full disclosure of our company's lobbying to evaluate whether our it is consistent with our company's expressed goals and in the best interests of stockholders and long-term value;

Resolved, the stockholders of Chevron Corp. ("Chevron") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Chevron used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Chevron's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Chevron is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, .ate and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Chevron's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation. Chevron is listed as a member of American Petroleum Institute, which spent more than $7 million lobbying in 2012. In 2012, Chevron made a $1 million political contribution to the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012) and has spent over $1 billion on lobbying since 1998. Chevron does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying.

Chevron spent more than $19 million in 2011 and 2012 on direct federal lobbying activities (opensecrets.org). This figure does not include Chevron's lobbying expenditures to influence legislation in states. Chevron does not disclose its membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as the American Legislative Exchange Council (ALEC) ("Corporations' ties to voter ID laws," *San Francisco Chronicle*, August 26, 2012). At least 50 companies have publicly left ALEC because their business objectives and values did not align with ALEC's activities, including Entergy and EnergySolutions.

We urge stockholders to vote for this proposal.

UNITED STEELWORKERS

USW

UNITY AND STRENGTH FOR WORKERS

Stan Johnson
International Secretary-Treasurer

November 14, 2013

UB
NOV 22 2013

Ms. Lydia I. Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Rd
San Ramon, CA 94583-2324

Dear Ms. Beebe:

On behalf of the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), owner of 298 shares of Chevron Corporation common stock, I write to give notice that pursuant to the 2013 proxy statement of Chevron Corporation (the "Company"), USW intends to co-file the attached proposal (the "Proposal") with AFSCME Employees Pension Plan.

USW and AFSCME Employees Pension Plan will present the Proposal at the 2014 annual meeting of shareholders (the "Annual Meeting"). USW requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from USW's custodian banks documenting USW's continuous ownership of the requisite amount of the Company stock for at least one year prior to the date of this letter is being sent under separate cover. USW also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the annual meeting.

The Proposal is attached. I represent that USW or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to the attention of Shawn Gilchrist. I can be reached at 412-562-2400.

Sincerely,

Stanley W. Johnson
International Secretary-Treasurer

Attachment

United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union

Five Gateway Center, Pittsburgh, PA 15222 • 412-562-2325 • 412-562-2317 (Fax) • www.usw.org

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of stockholders and long-term value;

Resolved, the stockholders of Chevron Corp. ("Chevron") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Chevron used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Chevron's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Chevron is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on the company's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation. Chevron is listed a member of American Petroleum Institute which spent more than $7 million lobbying in 2012. Chevron made a $1 million political contribution to the Chamber of Commerce in 2012. The Chamber is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012) and has spent over $1 billion on lobbying since 1998. Chevron does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying.

Chevron spent more than $19 million in 2011 and 2012 on direct federal lobbying activities (opensecrets.org). These figures do not include lobbying expenditures to influence legislation in states. Chevron does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as membership in and contributions to the American Legislative Exchange Council (ALEC) ("Corporations' ties to voter ID laws," *San Francisco Chronicle*, August 26, 2012). 50 companies have publicly left ALEC because their business objectives and values did not align with ALEC, including Entergy and EnergySolutions.

We urge stockholders to vote for this proposal.

Graystone
Consulting℠
Pittsburgh Office
1603 Carmody Ct, Suite 301
Sewickley PA, 15143

November 15, 2013

Ms. Lydia I. Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Rd
San Ramon, CA 94583-2324

Dear Ms. Beebe:

Please let this letter serve to document that the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), are owner of 298 shares of Chevron Corporation (the "Company") common stock. The USW has been owner of the Company stock for at least one year prior to the date of this letter. The common stock, CUSIP 166764100, is held in custody *** & OMB Memorandum M-07-16 ***

Please direct all questions or correspondence regarding the verification of the common stock to the attention of Anthony Smulski at 724-933-1486.

Regards,

Greg Simakas

Gregory K. Simakas, CIMA®
Senior Vice President
Institutional Consulting Director
Graystone Consulting

1603 Carmody Court, Suite 301
Sewickley, PA 15143
(p) 724 933 1484
(e) gregory.k.simakas@msgraystone.com

Sisters of the Holy Cross

DEC 11 2013
JSW

December 4, 2013

Mr. David J. O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly:

The Sisters of the Holy Cross of Notre Dame, Indiana, are beneficial owners of stock in Chevron Corporation. I am enclosing verification of ownership with this letter.

I am authorized to notify you of our intention, along with Mr. John Keenan, (AFSCME), and other institutional investors, to co-file the enclosed proposal for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the Proxy Statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I would appreciate your indicating in the proxy statement that we are a sponsor of this resolution.

A representative of the filers will attend the stockholder meeting to move this resolution as required by the SEC Rules. The Congregation of the Sisters of the Holy Cross will continue to hold shares in the company through the next annual meeting.

Sincerely,

Geraldine M. Hoyler, CSC
Secretary and General Treasurer
Sisters of the Holy Cross, Inc.

100 Lourdes Hall—Saint Mary's Notre Dame, IN 46556-5014 574.284.5660 www.cscsisters.org

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and, therefore, have a strong interest in full disclosure of our company's lobbying to evaluate whether our it is consistent with our company's expressed goals and in the best interests of stockholders and long-term value;

Resolved, the stockholders of Chevron Corp. ("Chevron") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Chevron used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Chevron's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Chevron is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Chevron's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation. Chevron is listed as a member of American Petroleum Institute, which spent more than $7 million lobbying in 2012. In 2012, Chevron made a $1 million political contribution to the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012) and has spent over $1 billion on lobbying since 1998. Chevron does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying.

Chevron spent more than $19 million in 2011 and 2012 on direct federal lobbying activities (opensecrets.org). This figure does not include Chevron's lobbying expenditures to influence legislation in states. Chevron does not disclose its membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as the American Legislative Exchange Council (ALEC) ("Corporations' ties to voter ID laws," *San Francisco Chronicle*, August 26, 2012). At least 50 companies have publicly left ALEC because their business objectives and values did not align with ALEC's activities, including Entergy and EnergySolutions.

We urge stockholders to vote for this proposal.

Bank of America Merrill Lynch

December 4, 2013

To Whom It May Concern:

This is to confirm Bank of America, N.A. has continuously held 25 shares of Chevron Corporation common stock, CUSIP 166764100, since October 22, 2004 for the Sisters of the Holy Cross account.

Please do not hesitate to contact me with any questions regarding above.

Sincerely,

Carol Corradino-Tilton
Vice President
Global Custody and Agency Services
312.904.1838

cc: J. Lynne Pawlik
Director of Investments
Sisters of the Holy Cross

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

LIB
DEC 12 2013

December 9, 2013

Ms. Lydia Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Shareholder Proposal for 2014 Annual Meeting

Dear Ms. Beebe:

Enclosed please find our letter co-filing the lobbying proposal to be included in the proxy statement of Chevron (the "Company") for its 2014 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are concerned about lobbying initiatives by the Company that influence legislation and regulation and thus are filing this proposal to see information about your lobbying policies and practices and to encourage best practices disclosure in this public policy arena. We believe it is in the best interests of shareholders for companies to be transparent with respect to lobbying expenditures, policy positions and oversight mechanisms. This includes both direct and indirect lobbying, including through trade associations, as well as grassroots lobbying communications.

Zevin Asset Management is co-filing this resolution on behalf of one of our clients, the John Maher Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 2664 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2014 annual meeting of stockholders.

Zevin Asset Management is a co- filer for this proposal. The AFSCME Employees Pension Plan is the lead filer and we are giving them authority to negotiate on our behalf any potential withdrawal of this resolution. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please forward any correspondence relating to this matter to Zevin Asset Management and not to the John Maher Trust. Please confirm receipt of this proposal to me at 617-742-6666 x308 or via email at sonia@zevin.com.

Sincerely,

Sonia Kowal

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's ated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and, therefore, have a strong interest in full disclosure of our company's lobbying to evaluate whether our it is consistent with our company's expressed goals and in the best interests of stockholders and long-term value;

Resolved, the stockholders of Chevron Corp. ("Chevron") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Chevron used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Chevron's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Chevron is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Chevron's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation. Chevron is listed as a member of American Petroleum Institute, which spent more than $7 million lobbying in 2012. In 2012, Chevron made a $1 million political contribution to the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012) and has spent over $1 billion on lobbying since 1998. Chevron does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying.

Chevron spent more than $19 million in 2011 and 2012 on direct federal lobbying activities (opensecrets.org). This figure does not include Chevron's lobbying expenditures to influence legislation in states. Chevron does not disclose its membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as the American Legislative Exchange Council (ALEC) ("Corporations' ties to voter ID laws," *San Francisco Chronicle*, August 26, 2012). At least 50 companies have publicly left ALEC because their business objectives and values did not align with ALEC's activities, including Entergy and EnergySolutions.

We urge stockholders to vote for this proposal.

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 9, 2013

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services Inc's custodial proof of ownership statement of Chevron from the John Maher Trust. Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and filed a share holder resolution on lobbying on the John Maher Trust's behalf.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 9, 2013

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 2664 shares of common stock in Chevron (CVX) owned by the John Maher Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of CVX and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and is planning to co-file a share holder resolution on the John Maher Trust's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton